

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 20, 2016

William P. McDermitt
Chief Executive Officer
Nostalgia Family Brands, Inc.
20 Pape Drive
Atlantic Highlands, NJ 07716

> **Re: Nostalgia Family Brands, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 11, 2016**
> **File No. 333-206332**

Dear Mr. McDermitt:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2016 letter.

Index to Financial Statements, page F-1

General

1.    Please provide updated financial statements to comply with the guidance in Rule 8-08 of Regulation S-X.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc:     Alan P. Fraade
        Mintz & Fraade, P.C.